UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 28, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The registrant is filing the following consent of counsel solely for incorporation into its Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01):

23.1
Tax Consent of Davis Polk & Wardwell LLP, dated September 28, 2012, which supplements the Prospectus dated September 28, 2012 related to the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)
By:	/s/ Alan Mills
	Name:	Alan Mills
	Title:	Assistant Secretary

September 28, 2012

EXHIBIT 23.1

September 28, 2012

The Royal Bank of Scotland plc
The Royal Bank of Scotland Group plc
RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

Ladies and Gentlemen:

We have acted as U.S. tax counsel to The Royal Bank of Scotland plc, a public limited company incorporated and registered in Scotland (the “RBS plc”), and The Royal Bank of Scotland Group plc, a public limited company incorporated and registered in Scotland (the “RBSG”) in connection with the preparation and filing of a registration statement on Form F-3 dated September 28, 2012, including a prospectus dated September 28, 2012, for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the issuance from time to time of certain securities by RBS plc (the “RBS plc Notes”), which are fully and unconditionally guaranteed by RBSG (the “Guarantees,” and together with the RBS plc Notes, the “RBS plc Securities”), and the issuance from time to time of certain securities by RBSG (the “RBSG Securities,” and together with the RBS plc Securities, the “Securities”), as described in the prospectus dated September 28, 2012.

We hereby consent to any reference to us, in our capacity as U.S. tax counsel to RBS plc and/or RBSG, as applicable, or any opinion of ours delivered in that capacity in a pricing supplement relating to the offer and sale of any particular Securities prepared and filed by RBS plc and/or RBSG, as applicable, with the Securities and Exchange Commission. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP